NEWLAN & NEWLAN Attorneys at Law 800 Parker Square Suite 205 Flower Mound, Texas 75028
Telephone: (972) 899-4070	Facsimile: (877) 796-3634
www.newlan.com
lee@newlan.com	eric@newlan.com

November 18, 2010

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Douglas Brown

            Re:      Louisiana Food Company

                        Registration Statement on Form S-1

                        Commission File No. 333-169924

Dear Mr. Schwall:

            This is in response to the Staff’s letter of comment dated November 15, 2010, relating to the captioned Registration Statement on Form S-1 of Louisiana Food Company (the “Company”). The Staff’s comments are addressed below, seriatim:

            Comment No. 1: Please be advised that the content of this comment has been duly noted.

            Comment No. 2: Please be advised that Amendment No. 1 to the captioned Registration Statement on Form S-1contains updated disclosure throughout. In particular, the disclosure relating to the Company’s Charter Independent Distributor program has been updated (pp. 21, 24 and 25).

            Comment No. 3: Please be advised that disclosure relating to the Company’s consideration of acquisition of existing food-related businesses has been added to the disclosure throughout the document (pp. 6, 7, 20, 21, 28 and 29).

            Comment No. 4: Please be advised that the status of the online store has been updated and described throughout the document (pp. 4, 21 and 39). Further, the availability of the Company’s products has also been updated throughout the document (pp. 24 and 28).

            Comment No. 5: Please be advised that, in response to this comment, the presentation of the Prospectus has been revised. The revised Prospectus contemplates the use of two separate, though substantively identical, Prospectuses, one for the Direct Public Offering and one for the Resale Offering. The alternate pages for the Resale Offering Prospectus are presented immediately following the Company’s financial statements (pp. 38 through 48).

            Comment No. 6: Please be advised that, in response to this comment, the requested addition to disclosure has been made (p. 4).

            Comment No. 7: Please be advised that the pagination in the Prospectus now corresponds to the Table of Contents.

            Comment No. 8: Please be advised that, in response to this comment, throughout the document, the disclosure has been revised to be more balanced in nature. In particular, the Prospectus Summary has been revised to present a more balanced disclosure of the Company’s current status.

            Comment No. 9: Please be advised that, in response to this comment, the disclosure under “The Issuer” has been revised to reflect a prospective nature of the Company’s plan (p. 3). Also, where appropriate, the disclosure throughout the document has been revised to reflect the prospective nature of the Company plan.

            Comment No. 10: Please be advised that, in response to this comment, the disclosure has been revised (p. 13).

            Comment No. 11: Please be advised that, in response to the first part of this comment, a new risk factor, “We rely on oral agreements with the suppliers of our packaged dry products and our coffee products”, has been added (p. 8). Please be further advised that, in response to the second part of this comment, a new risk factor, “We have no contractual right to inspect or monitor the third parties who product products on our behalf”, has been added (p. 8).

            Comment No. 12: Please be advised that, in response to the first part of this comment, the table in the “Use of Proceeds” section has been revised (p. 14). Please be further advised that, in response to the second part of this comment, the requested clarification to disclosure has been made (p. 14).

            Comment No. 13: Since the inception of the Company, August 17, 2010, it has carried out and completed three separate private placement offerings. The first such offering occurred from August 19 to August 20, 2010, and was completed with sales to five investors. The second such offering occurred from September 27 to September 29, 2010, and was completed with sales to four investors. The third such offering commenced on August 18, 2010, and continued through 1:00 p.m., EDT, on October 13, 2010, at which time all twenty-four subscriptions received by the Company were accepted by the countersigning of the subscriptions by the Company’s president, and the offering terminated.

            At the time of filing of the Registration Statement, which occurred at approximately 4:30 p.m., EST, on October 13, 2010, there was no offering being made by the Company of any of its securities. A separate Form D was filed with the SEC for each of these offerings.

            We note that the Form D filed with respect to the private offering at issue in this comment did not accurately reflect that the offering was, in fact, terminated. This was due to the inability of the Company’s EDGAR filer to insert a “0” in the “Total Remaining to be Sold” line item of Form D and the failure to include, in the space provided, a clarifying explanation that the offering was terminated. A clarifying amended Form D has been filed by the Company.

            In Securities Act Release 8828, the SEC stated that the Staff of the Division of Corporation Finance will not take the view that a completed private placement that was exempt from registration under Section 4(2) of the Securities Act should be integrated with a public offering of securities that is registered on a subsequently filed registration statement, citing a Division no-action letter to Verticom, Inc. (February 12, 1986). Inasmuch as there was no private offering being made by the Company after the current Registration Statement was filed, we are of the opinion that these private placement offerings should not be integrated with the contemplated public offering under the current Registration Statement. The topic of discussion in the Securities Act Section Compliance Disclosure and Interpretation Question Nos. 139.25 and 139.27 relate to contemporaneous offerings, public and private, and are inapplicable to the Company’s situation, where there are not contemporaneous offerings.

            Comment No. 14: Please be advised that, in response to this comment, the requested revisions to disclosure have been made (pp. 43 and 44).

            Comment No. 15: Please be advised that, in response to this comment, the requested addition to disclosure has been made (p. 43).

            Comment No. 16: Please be advised that, in response to this comment and in conjunction with the reformatting of the Prospectus, the “Dilution” section has been revised (p. 17). The Alternate “Dilution” section (pp. 47 and 48) has been revised to reflect that the Affiliate Selling Shareholders and the Non-affiliate Selling Shareholders (until the common stock is quoted on the OTCBB) will sell their shares at a fixed price of $.80.

            Comment No.17: As noted in the Company’s response to Comment No. 16, the Alternate “Dilution” section (pp. 47 and 48) has been revised to reflect that the Affiliate Selling Shareholders and the Non-affiliate Selling Shareholders (until the common stock is quoted on the OTCBB) will sell their shares at a fixed price of $.80.

            Comment No. 18: Please be advised that, in response to this comment, the requested revision to disclosure has been made (pp. 22, 24 and 29).

            Comment No. 19: Please be advised that, in response to this comment, the requested revision to disclosure has been made (p. 23).

            Comment No. 20: Please be advised that, in response to this comment, the requested addition to disclosure has been made (p. 24).

            Comment No. 21: Please be advised that, in response to this comment, the “Notes Regarding Forward-Looking Statements” section has been deleted.

            Comment No. 22: Please be advised that, in response to this comment, a new section entitled “Information Regarding Santeon Group, Inc.” has been added to the “Directors, Executive Officers, Promoters and Control Persons” section (p. 32).

            Comment No. 23: Please be advised that, in response to this comment, the requested additions to disclosure have been made (p. 31).

            Comment No. 24: Please be advised that, in response to this comment, the Summary Compensation Table has been revised to correspond to the disclosure contained in Note 8 of the financial statements (p. 33).

            Comment No. 25: Please be advised that, in response to this comment, the Subscription Agreement has been removed from the Prospectus; the Subscription Agreement has been filed as Exhibit 99.1.

            Comment No. 26: Please be advised that, in response to this comment, references to “small business issuer” have been deleted.

            Comment No. 27: Exhibits 10.7 and 10.10 have been refiled. The refiled documents clearly indicate that they have been duly signed.

            Please feel free to contact the undersigned at (972) 899-4070, should you have any questions regarding any of the Company’s responses.

            Thank you for your attention in this matter.

                                                                        Sincerely,

                                                                        NEWLAN & NEWLAN

                                                                        By: /s/ ERIC NEWLAN

                                                                                    Eric Newlan

cc: Louisiana Food Company